VERIZON NEW YORK INC.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2002
(Dollars in Millions)
Income before provision for income taxes and extraordinary item	$91.4
Equity in income from affiliate	(60.2)
Interest expense	242.8
Portion of rent expense representing interest	74.2
Amortization of capitalized interest	9.9

Earnings, as adjusted	$358.1

Fixed charges:
Interest expense	$242.8
Portion of rent expense representing interest	74.2
Capitalized interest	23.5

Fixed Charges	$340.5

Ratio of Earnings to Fixed Charges	1.05